SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
of The Securities Exchange Act Of 1934

CONSOLIDATED RESOURCES HEALTH CARE FUND II

(Name of Subject Company (Issuer))

CARE ASSOCIATES, LLC
(Name of Offeror)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

210026100
(CUSIP Number of Class of Securities)

Stanley W. Hildebrand
Life Care Centers of America, Inc.
3570 Keith Street, NW
Cleveland, TN 37312
Telephone: (423) 473-5865
Facsimile: (423) 339-8339
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Bidder)

Copy to:
Tonya Mitchem Grindon
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
211 Commerce Street, Suite 1000
Nashville, TN 37201
Telephone: (615) 726-5607
Facsimile: (615) 744-5607

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,840,000	$805.07

*	Estimated for the purposes of calculating the amount of the registration fee pursuant to Rule-0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $456 (i.e., the tender offer Price) and (ii) 15,000, the estimated number of Units of limited partner interest to be acquired in this tender offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by .01177%.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

     This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Care Associates, LLC (the “Purchaser”) to purchase up to 15,000 Units of limited partnership interest (the “Units”) in Consolidated Resources Health Care Fund II (the “Partnership”), the subject company, at a purchase price equal to $456 per Unit, less the amount of any distributions declared or made with respect to the Units between March 31, 2005 and June 23, 2005 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. To our knowledge, no distributions have been declared or made by the Partnership since March 31, 2005. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchaser.

     The Partnership had 1,243 holders of record owning an aggregate of 15,000 Units as of December 31, 2001, according to its Annual Report on Form 10-K for the fiscal period ending December 31, 2001. The Purchaser, however, believes there to be only 1,002 holders of record, according to the more current list of Unit holders the Purchaser has obtained from the managing general partner of the Partnership pursuant to a request made by under Rule 14d-5(a) of the Exchange Act of 1934, as amended. As of the date hereof, the Purchaser and its affiliates own no Units. The 15,000 Units subject to the Offer constitute 100% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchaser of up to $6,840,000 in aggregate purchase price. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn at least 51% of the outstanding Units.

     The information in the Offer to Purchase, including Schedule I thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet.

     The information set forth under the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the subject company is Consolidated Resources Health Care Fund II. The address of the principal executive offices of 1175 Peachtree Street, Suite 850, Atlanta, GA 31106, and its phone number is (404) 873-1919.

(b)	Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price. There is no established trading market for the securities.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. Care Associates, LLC (the “Filer”) is the filing person. The business address of the Filer is 3570 Keith Street, NW, Cleveland, Tennessee 37312, and its phone number is (423) 472-9585.

The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

(b)	Business and Background of Entities. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

(c)	Business and Background of Natural Persons. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The Offer to Purchase contains information regarding the material terms of the transaction and is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     The information set forth in Section 9 (“Certain Information Concerning the Purchaser”) and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

(b)	Use of Securities Acquired. Not applicable.

(c)	Plans. The information set forth under Section 8 (“Future Plans”) of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds and Other Consideration.

     The information set forth in Section 11 (“Source of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

     Not Applicable.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     The information set forth in Section 14 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

     Not Applicable.

Item 11. Additional Information

(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 13 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(b)	Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(A) Offer to Purchase, dated May 26, 2005

(a)(1)(B) Letter of Transmittal

(a)(1)(C) Notice of Withdrawal from the MacKenzie Offer

(a)(5)(B) Letter to Unit Holders from Chief Manager of Care Associates, LLC

Item 13. Information Required by Schedule 13E-3

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Care Associates, LLC

By:	/s/ Forrest Preston

Name and Title: Forrest Preston, Chief Manager
Date:	May 26, 2005

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer to Purchase dated May 26, 2005

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Withdrawal from the MacKenzie Offer

(a)(5)(A)	Press Release, dated May 25, 2005*

(a)(5)(B)	Letter to Unit Holders from Chief Manager of Care Associates, LLC

* Previously filed on Schedule TO-C on May 25, 2005